UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CNL HEALTHCARE PROPERTIES, INC.

(Name of Subject Company)

CNL Healthcare Properties, Inc.

(Name of Person Filing Statement)

Common stock, $0.01 par value per share

(Title of Class of Securities)

12612C 108

(CUSIP Number of Class of Securities)

Stephen H. Mauldin

President and Chief Executive Officer

CNL Healthcare Properties, Inc.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Telephone: (407) 650-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person Filing Statement)

With copies to:

Neil M. Goodman

Richard E. Baltz

601 Massachusetts Avenue, NW

Washington, DC 20001

(202) 942-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

The name of the subject company is CNL Healthcare Properties, Inc., and the address and telephone number are 450 South Orange Avenue, Orlando, Florida 32801 and (407) 650-1000, respectively.

The title of the class of equity securities to which the tender offer relates is the shares of the Company’s common stock, $0.01 par value per share. As of the close of business on October 29, 2018, there were 175,305,499 shares of the Company’s common stock issued and outstanding.

Item 2. Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) is being filed by CNL Healthcare Properties, Inc., a Maryland corporation (the “Company”), with respect to an unsolicited tender offer by MacKenzie Realty Capital, Inc. (“MRC”) to purchase up to an aggregate of 8,750,000, or approximately 5%, of the issued and outstanding shares of common stock (the “Shares”) of the Company for a price equal to $7.75 per share, without interest, in cash (the “MRC Offer”).

According to MRC’s Schedule TO, its business address is 89 Davis Road, Suite 100, Orinda, California 94563 and its telephone number is 1-925-631-9100.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Compensation of Directors,” “Executive Officers” and “Certain Relationships and Related Person Transactions” in the Company’s Proxy Statement filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2018 (the “Proxy Statement”), which information is incorporated herein by reference. The Proxy Statement will be first sent to stockholders on or around October 31, 2018 and is available free of charge on the SEC’s website at www.sec.gov or by writing to CNL Healthcare Properties, Inc., Attn.: Investor Relations, 450 South Orange Avenue, Orlando, Florida 32801.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and MRC and its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation

(a) — (b)

Solicitation or Recommendation

On October 26, 2018, the Board of Directors (“Board”) held a meeting with members of the Company’s management. After careful evaluation of the MRC Offer and in consultation with the Company’s management and outside advisors, the Board has determined, for the reasons set forth below, to recommend that the Company’s stockholders REJECT the MRC Offer.

Reasons for the Recommendation

Last year, the Company began evaluating strategic alternatives to provide liquidity to stockholders. To further that initiative, a special committee of the Board was constituted in April 2018 and hired two investment banking firms in June 2018 to act as financial advisors to assist with the exploration and execution of possible strategic alternatives. These options include, but are not limited to, listing on a national securities exchange; an orderly sale of the assets and distribution of the net sales proceeds to our stockholders; and a business combination or any other transaction with a third party/parties to provide cash and/or securities of a publicly-traded company. We also continue to strategically manage and position our portfolio to drive performance and value during what is now the maturation phase of the Company’s lifecycle.

In making its determination to recommend that the Company’s stockholders reject the MRC Offer, the Board (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the MRC Offer; (ii) consulted with the Company’s management and received advice from certain outside advisors; and (iii) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of assets, future prospects, and estimated net asset value (“NAV”) per share of the Company’s common stock in order to assess the adequacy of the terms and conditions of the MRC Offer.

The following are the material factors considered by the Board in evaluating the MRC Offer:

•

The MRC Offer of $7.75 per share represents a price that is 25% less than the $10.32 estimated NAV per share of our common stock as of December 31, 2017, which was determined by our Board with the assistance of an independent third-party evaluation firm. While there can be no assurance of any liquidity transactions in the near or medium-term or of the results of any such transactions, the Board believes that the steps the Company is taking to explore strategic alternatives provide an appropriate platform and opportunity to realize the maximum value of the Company’s real estate portfolio for the benefit of all stockholders.

The Board further notes that, contrary to MRC’s statement that the current NAV per share is based upon the “sale of the assets of the [Company] . . . [that] may not be liquidated for an indefinite period of time”, the current NAV was determined, as more fully described in the Company’s Current Report on Form 8-K filed with the SEC on February 12, 2018, on a number of factors and assumptions not directly related to the Company’s estimation of the net proceeds of the anticipated sale of its properties. As such, the Board believes that MRC’s statements and inference as to the basis on which the NAV per share was established and what the NAV represents is misleading.

•

The MRC Offer states that MRC is making the MRC Offer “for investment purposes and with the intention of making a profit from the ownership of the Shares”. The MRC Offer also states that in determining the $7.75 per share offer price MRC did not make an independent appraisal of the Shares or the Company’s properties and is not qualified to appraise real estate. MRC did not retain an independent adviser to evaluate or render any opinion with respect to the fairness of its $7.75 per share offer to you. In fact, the MRC Offer states that in establishing the $7.75 offer price MRC “is motivated to establish the lowest price which might be acceptable to Shareholders consistent with [MRC’s] objectives” to profit from the ownership of the Shares purchased in the MRC Offer.

•

By accepting the MRC Offer, stockholders would also be foregoing potential future distributions. The Company currently pays quarterly distributions that, if annualized, amount to $0.46556 per share per year, or an annual distribution rate of 4.5% based on the Company’s current NAV per share of $10.32. Although the timing and amount of distributions are within the discretion of the Board and the Board cannot provide any guarantee that the Company will maintain this rate of distributions in the future, stockholders that choose to participate in the MRC Offer by selling their Shares to MRC will lose the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

•

There is no guarantee that the MRC Offer can or will be completed as soon as MRC contemplates in its Offer to Purchase. The MRC Offer does not initially expire until December 14, 2018 and such date may be extended by MRC, in its sole discretion, subject to compliance with applicable securities laws.

•

MRC expressly reserves the right to amend the terms of the MRC Offer, including by decreasing the $7.75 Offer Price or by changing the number of shares being sought or the type of consideration being paid, subject to compliance with applicable securities laws, at any time before the MRC Offer expires.

•

For any dispute, claim or controversy that a stockholder may have with MRC or its controlled depositary, MRC requires each stockholder to agree to binding arbitration in Los Angeles, CA. For most stockholders and their counsel, the use of California law and a mandatory California arbitration would impose unfamiliar law and an inconvenient forum. Additionally, in any dispute between a stockholder and MRC or its affiliated persons, including the depositary, the prevailing party will be entitled to recover attorney fees and costs.

In light of the factors described above, the Board has unanimously determined that the MRC Offer is not advisable and is not in the best interests of the Company or its stockholders. Accordingly, the Board unanimously recommends that you REJECT the MRC Offer and not tender your shares for purchase pursuant to the MRC Offer.

The Board recognizes that due to the recent suspension of the Company’s stock redemption plan and the lack of a trading market for the Company’s shares, some stockholders may decide to accept the MRC Offer based on, among other things, their individual liquidity needs. The Board acknowledges that stockholders must evaluate whether to tender their shares based on all the information available, including the factors considered by the Board and described in our filings with the SEC. The Company cannot provide assurances with respect to future distributions or the ultimate value of its shares, which can change periodically, or to future liquidity for stockholders.

(c)    Intent to tender

All of the Company’s directors and executive officers who own shares of common stock have advised the Company that they do not intend to tender any shares held of record or beneficially owned by them pursuant to the MRC Offer. To the knowledge of the Company, none of the Company’s subsidiaries or affiliates currently intends to tender shares held of record or beneficially owned by them pursuant to the MRC Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company’s stockholders in connection with the MRC Offer.

Item 6. Interest in Securities of the Subject Company

During the 60 days ended October 29, 2018, there were no transactions involving the shares of the Company’s common stock effected with any of the Company’s officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a)    Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the MRC Offer that relate to the MRC Offer or other acquisition of the shares by the Company, any of the Company’s subsidiaries or any other person.

(b)    Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the MRC Offer that relate to, or would result in,

(i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of the Company’s subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of the Company’s subsidiaries; or (iii) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

(c)    Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the MRC Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information

Cautionary Note Regarding Forward-Looking Statements

Certain statements of the Company included in this Schedule 14D-9 and the documents filed as exhibits hereto that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management’s current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of the Company’s business and its performance, the economy, and other future conditions and forecasts of future events and circumstances. Forward-looking statements are typically identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should,” “could” and words and terms of similar substance in connection with discussions of future operating or financial performance, business strategy and portfolios, projected growth prospects, cash flows, costs and financing needs, legal proceedings, amount and timing of anticipated future distributions, estimates of per share net asset value of the Company’s common stock, and/or other matters. The Company’s forward-looking statements are not guarantees of future performance. While the Company’s management believes its forward-looking statements are reasonable, such statements are inherently susceptible to uncertainty and changes in circumstances. As with any projection or forecast, forward-looking statements are necessarily dependent on assumptions, data and/or methods that may be incorrect or imprecise, and may not be realized. The Company’s forward-looking statements are based on management’s current expectations and a variety of risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or accurately predict. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company’s actual results could differ materially from those set forth in the forward-looking statements due to a variety of risks, uncertainties and other factors. Given these uncertainties, the Company cautions you not to place undue reliance on such statements.

For further information regarding risks and uncertainties associated with the Company’s business, and important factors that could cause the Company’s actual results to vary materially from those expressed or implied in its forward-looking statements, please refer to the factors listed and described under “Management’s Discussion and Analysis of Financial Condition and

Results of Operations” and the “Risk Factors” sections of the Company’s documents filed from time to time with the SEC, including, but not limited to, the Form 10-K and the Company’s quarterly reports on Form 10-Q, copies of which may be obtained from the Company’s website at www.cnlhealthcareproperties.com.

All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by this cautionary note. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to, and expressly disclaims any obligation to, publicly release the results of any revisions to its forward-looking statements to reflect new information, changed assumptions, the occurrence of unanticipated subsequent events or circumstances, or changes to future operating results over time, except as otherwise required by law.

Item 9. Exhibits

The following exhibits are filed as part of this Schedule 14D-9:

Exhibit No.	Description

99(a)(1)	Letter to the Company’s Stockholders dated October 30, 2018*

99(a)(2)	E-mail to Financial Advisors, dated October 30, 2018*

99(e)(1)	Excerpts from the Company’s Proxy Statement, filed with the SEC on October 19, 2018**

*	Included in copy mailed to stockholders.
**	Those sections of the Proxy Statement specified in Items 3 and 8 hereto are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2018

CNL Healthcare Properties, Inc.

By:	/s/ Stephen H. Mauldin

Name: Stephen H. Mauldin
Title: President and Chief Executive Officer